Exhibit 99.1
Shinhan Financial Group received regulatory approval for the acquisition of BNP Paribas Cardif General Insurance Co., Ltd. in Korea from Korean Financial Services Commission

On June 9, 2022, Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) received regulatory approval for the acquisition of BNP Paribas Cardif General Insurance Co., Ltd. in Korea (“BNP Paribas Cardif”) as a subsidiary of group from Korean Financial Services Commission. In accordance with the approval granted today, SFG will acquire 94.54% of BNP Paribas Cardif’s shares under of the acquisition schedule.

Shinhan Financial Group expects to further disclose when the acquisition is complete.